

07001180

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brisbane Advisors Ltd. Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 U.S. Highway One, Suite 206
(No. and Street)

North Palm Beach, Florida 33408
(City) (State) (Zip Code)

PROCESSED
APR 04 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren W. Blanchard, Jr. 561-630-8400, ex. 101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Templeton & Company LLP
(Name – *if individual, state last, first, middle name*)

222 Lakeview Ave., Suite 1200 West Palm Beach, FL 33401
(Address) (City) (State) (Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Warren W. Blanchard, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brisbane Advisors Ltd.Co., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Chief Executive Officer

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Denise Hill
Commission # DD610040
Expires: DEC. 11, 2010
BONDED THRU ATLANTIC BONDING CO., INC.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. A separately bound statement of financial condition is attached.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRISBANE ADVISORS LTD. CO.

REPORT ON AUDITS OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

BRISBANE ADVISORS LTD. CO.

Table of Contents

templeton
& COMPANY

REPORT OF INDEPENDENT AUDITORS

To the Member
Brisbane Advisors Ltd. Co.

We have audited the accompanying statements of financial condition of Brisbane Advisors Ltd. Co. (a single member limited liability company) as of December 31, 2006 and 2005, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brisbane Advisors Ltd. Co. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Templeton & Company, LLP

West Palm Beach, Florida
February 15, 2007

222 Lakeview Avenue, Suite 1200
West Palm Beach, Florida 33401
561-798-9988 ▪ Fax: 561-798-4053

5900 North Andrews Avenue, Suite 627
Fort Lauderdale, Florida 33309
954-333-0001 ▪ Fax: 954-938-2444

www.templetonco.com



BRISBANE ADVISORS LTD. CO.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS

	2006	2005
Assets:		
Cash	$ 40,060	$ 10,427
Other assets	675	-
Total assets	$ 40,735	$ 10,427

LIABILITIES AND MEMBER'S EQUITY

	2006	2005
Liabilities	$ -	$ -
Member's equity:		
Contributed capital	86,948	70,755
Accumulated deficit	(46,213)	(60,328)
Total member's equity	40,735	10,427
Total liabilities and member's equity	$ 40,735	$ 10,427

See accompanying notes.

BRISBANE ADVISORS LTD. CO.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenue	$ 157,500	$ -
Costs and expenses:		
Consulting fee paid to Parent	120,000	-
Allocated costs from Parent (Note 3)	15,000	15,700
Regulatory costs	2,378	1,387
Professional fees	3,800	3,148
Business development cost	2,207	-
Total costs and expenses	143,385	20,235
Net income (loss)	$ 14,115	$ (20,235)

See accompanying notes.

BRISBANE ADVISORS LTD. CO.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended December 31, 2006 and 2005

	Contributed Capital	Accumulated Deficit	Total Equity
Balance, January 1, 2005	$ 50,193	$ (40,093)	$ 10,100
Contributions to capital	20,562	-	20,562
Net loss	-	(20,235)	(20,235)
Balance, December 31, 2005	70,755	(60,328)	10,427
Contributions to capital	16,193	-	16,193
Net income	-	14,115	14,115
Balance, December 31, 2006	$ 86,948	$ (46,213)	$ 40,735

See accompanying notes.

BRISBANE ADVISORS LTD. CO.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 14,115	$ (20,235)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase in other assets	(675)	-
Net cash provided by (used in) operating activities	13,440	(20,235)
Cash flows from financing activities:		
Capital contributions	16,193	20,562
Increase in cash	29,633	327
Cash, beginning of year	10,427	10,100
Cash, end of year	$ 40,060	$ 10,427

See accompanying notes.

BRISBANE ADVISORS LTD. CO.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Nature of Business

Brisbane Advisors Ltd. Co. (Advisors or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Advisors is a Florida Limited Liability Company that is a wholly owned subsidiary of Brisbane Capital LLC (Brisbane Capital or the Parent).

Advisors was incorporated on April 1, 2003 and approved for membership in NASD effective May 11, 2004. The Company commenced marketing activities upon approval of membership in NASD but had its first revenue producing transaction in 2006.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

Advisors is engaged in a single line of business as a broker-dealer and is authorized to engage in various classes of investment banking services including private placements of corporate equity and debt securities, corporate mergers and acquisitions (M&A), restructurings, re-capitalizations and fairness opinions. Advisors does not hold customer funds or securities.

Investment Banking

The Parent provides non-regulated financial advisory consulting services to corporations or their executives, including strategic planning, exit and/or succession planning, business valuations, business modeling, business research, contract or interim CEO and CFO services, board of director advisory services, and assistance preparing for corporate finance or M&A transactions. These consulting services are generally provided by the Parent on a per diem or fixed fee basis under an agreement giving Advisors a right of first refusal or contractual right to exclusively provide regulated investment banking transaction services within a specified time period.

Income Taxes

Advisors is included in the federal income tax return filed by the Parent, a limited liability company, which reports pre-tax income directly to its members.

Statement of Cash Flows

The Company considers highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business to be cash equivalents.

Note 3 – Related Party Agreements and Transactions

Advisors and Brisbane Capital share common facilities and equipment, which is owned or leased by the Parent. Brisbane Capital's administrative personnel services and various operating expenses, such as business development and office overhead, also benefit both companies. Brisbane Capital acts as the common disbursement agent for expenses of both entities.

By agreement, direct costs, such as regulatory and professional fees and specific marketing and personnel costs are charged to Advisors. In addition, indirect operating costs are allocated to Advisors monthly as an overhead fee. The Expense Allocation Agreement, approved by both parties, allows such direct and indirect costs to be treated as an investment and additional capital on the books of the Parent and Advisors, respectively. Advisors and Brisbane Capital review this allocation methodology annually and modify it as appropriate to reflect a reasonable allocation of costs between the entities.

During the years ended December 31, 2006 and 2005, Brisbane Capital incurred indirect operating costs of approximately $63,800 and $46,000, respectively, and allocated $15,000 and $15,700, respectively, to Advisors.

Details of the indirect costs incurred by Brisbane Capital and the amounts allocated to Advisors by functional category for the years ended December 31, 2006 and 2005 are as follows:

	2006		2005	
Function	Cost incurred by Parent	Cost allocated to Advisors	Cost incurred by Parent	Cost allocated to Advisors
Occupancy	$ 22,000	$ 11,000	$ 22,000	$ 11,000
Personnel costs	25,000	-	4,000	-
Network and technology costs	2,800	600	4,000	600
Communications	5,700	1,700	5,000	1,600
Office and overhead costs	5,700	1,700	6,000	2,100
Business development costs	2,600	-	5,000	400
Total	$ 63,800	$ 15,000	$ 46,000	$ 15,700

In lieu of compensation for the Principal, Brisbane Capital charges Advisors a consulting fee at the rate of approximately 85% of collected net revenue, defined as total revenue less operating expenses exclusive of the consulting fee. This amount totaled $120,000 for the year ended December 31, 2006.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (8 to 1 during the Company's initial year of membership). At December 31, 2006, the Company had net capital of $40,745 which was $35,745 in excess of its required net capital of $5,000. There was no aggregate indebtedness at December 31, 2006; therefore, the Company exceeded this regulatory requirement.

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as of December 31, 2006 and the Company's FOCUS report for the period ended December 31, 2006.

SUPPLEMENTARY INFORMATION

BRISBANE ADVISORS LTD. CO.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of December 31, 2006

Member's equity per statement of financial condition	$ 40,735
Non-allowable assets	-
Net capital before haircuts	40,735
Haircuts on securities	-
Net capital	40,735
Minimum net capital requirement - the greater of $5,000 or 6.67% of aggregate indebtedness	5,000
Capital in excess of minimum net capital requirement	$ 35,735

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Brisbane Advisors Ltd. Co.

In planning and performing our audit of the financial statements and supplemental schedule of Brisbane Advisors Ltd. Co. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording of differences required by rule 17a-13
3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Templeton & Company, LLP

West Palm Beach, Florida
February 15, 2007

END